SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2010

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This report on Form 6-K is being filed for the sole purpose of furnishing reconciliations of the Registrant’s financial statements for the years ended December 31, 2008, 2007 and 2006 and for the three and nine month periods ended September 30, 2009 and 2008 to generally accepted accounting principles in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ ROD CHISHOLM
Name:	Rod Chisholm
Title:	Chief Financial Officer

Date: January 26, 2010

EXHIBITS

Exhibit 99.1
Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at December 31, 2008 and 2007 and for each of the years in the Three Year Period Ended December 31, 2008, 2007 and 2006.

Exhibit 99.2	Unaudited Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at September 30, 2009 and for the Three and Nine Month Periods Ended September 30, 2009 and 2008.